Exhibit 10.31

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (the “Agreement”) dated as of June 4, 2014 by and between Lantheus Medical Imaging, Inc., a Delaware corporation (the “Company”) and John Bakewell (“Executive”).

The Company desires to employ Executive and to enter into an agreement embodying the terms of such employment;

Executive desires to accept such employment and enter into such an Agreement.

In consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1.    At-Will Employment. Executive’s employment with the Company commenced as of your date of hire (the “Effective Date”). Such employment shall be “at-will” employment. Subject to the terms of this Agreement, the Company may terminate Executive’s employment and this Agreement for any reason at any time, with or without prior notice and with or without Cause (as defined herein), but subject to certain terms set forth in Section 8 below. Similarly, subject to the terms of this Agreement, Executive may terminate his employment at any time, subject to Section 8 below.

2.    Position.

a.    Commencing as of the Effective Date, Executive shall serve as the Company’s Chief Financial Officer and shall report to the Chief Executive Officer of the Company (the “CEO”) or such CEO’s designee. Executive shall have such duties and responsibilities as are consistent with such title and position and/or such other duties and responsibilities as may be assigned from time to time by the CEO or the Board of Directors of Lantheus MI Holdings, Inc. (the “Board”). If requested, Executive shall serve as an officer or a member of the Board of Directors of any of the Company’s subsidiaries or affiliates without additional compensation.

b.    Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 9.

3.    Base Salary. During Executive’s employment hereunder, the Company shall pay Executive a base salary at the annualized rate of $400,000, payable in regular installments in accordance with the Company’s payment practices from time to time. Executive shall be entitled to annual performance and salary review, and any increase in base salary shall be in the sole discretion of the Compensation Committee of the Board. Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary”.

4.    Annual Bonus. With respect to each full fiscal year ending during Executive’s employment hereunder, Executive shall be eligible to earn an annual bonus award of sixty percent (60%) of Executive’s Base Salary (the “Target”) based upon achievement of annual EBITDA and/or other performance targets established by the Compensation Committee of the Board within the first three months of each fiscal year (the “Annual Bonus”). The Executive’s eligibility for 2014 will be prorated based on his actual start date with the company. The Annual Bonus, if any, shall be paid to Executive at the same time as an annual bonus is paid to other similarly situated executives; provided, that Executive is an active employee in good standing with the Company on such date of payment.

5.    Equity. Executive shall be eligible to receive future equity awards from time to time pursuant to Lantheus’ current Equity Incentive Plan, commensurate with Executive’s level of responsibilities and the level of awards for similarly situated executives, as determined by the Compensation Committee of the Board in its sole discretion. The terms and conditions of any such equity awards shall be set forth in a separate award agreement.

6.    Employee Benefits. During Executive’s employment hereunder, Executive shall be entitled to participate in the Company’s health, life and disability insurance, and retirement and fringe employee benefit plans as in effect from time to time (collectively “Employee Benefits”), on the same basis as those benefits are generally made available to other similarly situated executives of the Company.

7.    Business Expenses. During Executive’s employment hereunder, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with Company policies.

8.    Termination of Employment.

(a) Termination By the Company Without Cause. If Executive’s employment is terminated by the Company without Cause, executive shall receive the following, subject to Section 8(g):

(i) an amount equal to Executive’s Base Salary on the date of termination, less taxes and withholdings, payable in substantially equal installments over a period of 12 months in accordance with the Company’s normal payroll practices, with payments commencing with the Company’s first payroll after the sixtieth (60th) day following Executive’s termination of employment, and such first payment shall include any such amounts that would otherwise be due prior thereto;

(ii) a pro rata portion of the Target Annual Bonus amount that Executive would have been eligible to receive pursuant to Section 4 hereof in such year of termination, based upon the percentage of the fiscal year that shall have elapsed through the date of Executive’s termination of employment, less taxes and withholdings, payable in substantially equal installments over a period of 12 months in accordance with the Company’s normal payroll practices, with payments commencing with the Company’s first payroll after the sixtieth (60th) day following Executive’s termination of employment, and such first payment shall include any such amounts that would be otherwise due prior thereto;

(iii) provided that Executive elects to purchase continued healthcare coverage under COBRA, an amount equal to the Company’s portion of the premium for medical and dental benefits under the Company’s group medical and dental plans that the Company was paying on Executive’s behalf on the date of termination (which subsidy will be treated as imputed income) for a period of 12 months, with the first payment commencing on the Company’s first payroll date after the 60th day following Executive’s termination of employment, and such first payment shall include any such amounts that would otherwise be due prior thereto;

(iv) a lump sum amount equal to any earned, but unpaid, Annual Cash Bonus, if any, for the year prior to the year of termination, less taxes and withholdings, which shall be payable on the 60th day following Executive’s termination of employment;

(v) a lump sum amount equal to any earned, but unpaid, Base Salary, if any, through the date of Executive’s termination of employment, less taxes and withholdings, which shall be payable with the Company’s first payroll after Executive’s termination of employment; and

(vi) a lump sum amount equal to any unreimbursed business expenses, if any, pursuant to and in accordance with Section 7, incurred through the date of Executive’s termination of employment.

(b) Termination Without Cause or For Good Reason following a Change of Control. If, within 12 months following the occurrence of a Change of Control (as defined in the Shareholders Agreement) of Holdings, Executive terminates his employment for Good Reason or the Company terminates Executive’s employment with the Company without Cause, Executive shall receive the following, subject to Section 8(g):

(i) an amount equal to the Executive’s Base Salary on the date of termination, less taxes and withholdings, payable in substantially equal installments over a period of 12 months in accordance with the Company’s normal payroll practices, with payments commencing with the Company’s first payroll after the sixtieth (60th) day following Executive’s termination of employment, and such first payment shall include any such amounts that would otherwise be due prior thereto;

(ii) an amount equal to the full Target Bonus for the year of termination, less taxes and withholdings, payable in substantially equal installments over a period of 12 months in accordance with the Company’s normal payroll practices, with payments commencing with the Company’s first payroll after the sixtieth (60th) day following Executive’s termination of employment, and such first payment shall include any such amounts that would otherwise be due prior thereto;

(iii) provided that Executive elects to purchase continued healthcare coverage under COBRA, an amount equal to the Company’s portion of the premium for medical and dental benefits under the Company’s group medical and dental plans that the Company was paying on Executive’s behalf on the date of termination (which subsidy will be treated as imputed income) for a period of 12 months, with the first payment commencing on the Company’s first payroll date after the 60th day following Executive’s termination of employment, and such first payment shall include any such amounts that would otherwise be due prior thereto;

(iv) a lump sum amount equal to any earned, but unpaid, Annual Cash Bonus, if any, for the year prior to the year of termination, less taxes and withholdings, which shall be payable on the 60th day following Executive’s termination of employment;

(v) a lump sum amount equal to any earned, but unpaid, Base Salary, if any, through the date of Executive’s termination of employment, less taxes and withholdings, which shall be payable on the first payroll date after Executive’s termination of employment; and

(vi) a lump sum amount equal to any unreimbursed business expenses, if any, pursuant to and in accordance with Section 7, incurred through the date of Executive’s termination of employment. Executive acknowledges and agrees that, in connection with any Change of Control transaction, except as otherwise provided in a separate agreement, Executive shall not be entitled to receive, and shall not be paid, any transaction, success, sale or similar bonus or payment.

(c) Termination Due to Death or Permanent Disability. Executive’s employment with the Company shall terminate automatically on Executive’s death. In the event of Executive’s Permanent Disability, the Company shall be entitled to terminate his employment.

For purposes of this Agreement, the “Permanent Disability” of Executive shall mean Executive’s inability, because of mental or physical illness or incapacity, whether total or partial, to perform one or more of the material functions of Executive’s position with or without reasonable accommodation, for a period of: (i) 90 consecutive calendar days or (ii) an aggregate of 120 days out of any consecutive 12 month period, and which entitles Executive to receive benefits under a disability plan provided by the Company.

In the event of a termination of employment under this section, Executive shall be entitled to following, subject to Section 8(g):

(i)	a lump sum amount equal to any earned, but unpaid, Annual Cash Bonus, if any, for the year prior to the year of termination, less taxes and withholdings, payable on the sixtieth (60th) day following Executive’s termination of employment;

(ii)	a lump sum amount equal to any earned, but unpaid, Base Salary, if any, through the date of Executive’s termination of employment, less taxes and withholdings, which shall be payable on the first payroll date after Executive’s termination of employment;

(iii)	a lump sum amount equal to any unreimbursed business expenses, if any, pursuant to and in accordance with Section 7, incurred through the date of Executive’s termination of employment; and

(iv)	a pro rata portion of any Annual Cash Bonus, to the extent earned based on actual performance by the Company, that Executive would have been eligible to receive hereunder in the year of termination, based on the percentage of the fiscal year that shall have elapsed through the date of Executive’s termination of employment, payable at such time as any such Annual Cash Bonuses are paid to active senior executives of the Company.

(d) Other Terminations. Executive shall not be entitled to the post-termination benefits set forth in Section 8(a), Section 8(b) or Section 8(c) above if his employment with the Company ceases for any reason other than his termination by the Company without Cause, his resignation for Good Reason or his termination as a result of his death or Permanent Disability; it being understood that if Executive’s employment with the Company ceases or terminates for any other reason, he will not be entitled to any severance or post-termination benefits or payments, whether hereunder or pursuant to any policy of the Company, other than a lump sum amount equal to any earned, but unpaid, Base Salary, if any, through the date of Executive’s termination of employment, less taxes and withholdings (payable on the first payroll date after Executive’s termination of employment), and a lump sum amount equal to any unreimbursed business expenses, if any, pursuant to and in accordance with Section 3(e), incurred through the date of Executive’s termination of employment; provided, that this paragraph shall not alter Executive’s rights or obligations he may have or be subject to in connection with or with respect to his equity interests in Holdings, and Executive’s indemnification rights shall continue to be governed in accordance with any Directors and Officers Liability Insurance Policy that the Company may maintain and/or with the Company’s certificate of incorporation or by-bylaws or similar governing document, and otherwise in accordance with Section 7.

(e) Cause Definition. For purposes of this Agreement, “Cause” means (i) material failure by Executive to perform Executive’s employment duties (other than as a consequence of any illness, accident or disability), (ii) continued, willful failure of Executive to carry out any reasonable lawful direction of the Company, (iii) material failure of Executive to comply with any of the applicable rules of the Company contained in its Employee Handbook or any other Company policy, (iv) fraud, willful malfeasance, gross negligence or recklessness of Executive in the performance of employment duties, (v) willful failure of Executive to comply with any of the material terms of this Agreement, (vi) other serious, willful misconduct of Executive which causes material injury to the Company or its reputation, including, but not limited to, willful or gross misconduct toward any of the Company’s other employees, and (vii) conviction of a crime (or a pleading of guilty or nolo contendere), other than one which in the opinion of the Board does not affect Executive’s position as an employee of the Company.

(f) Good Reason Definition. For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s Consent, (A) the failure of the Company to pay, or cause to be paid, Executive’s Base Salary or Bonus, as the case may be, when due, (B) a permanent decrease in the Executive’s Base Salary, or a failure by the Company to pay material compensation or provide material benefits due and payable to the Executive under his Employment Agreement, (C) the Company requiring the Executive to be based at any office or location that is more than 50 miles from the Company’s current headquarters in Billerica, Massachusetts, or (D) the failure of the Company to cause the transferee or successor to all or substantially all of the assets of the Company to assume by operation of law or contractually the Company’s obligations hereunder, and provided further that any of the events described in clauses (A) or (D) of this section shall constitute Good Reason only if the Company fails to cure such event within 30 days after receipt from Executive of written notice of the event which constitutes Good Reason, and provided further, that Good Reason shall cease to exist for an event on the 30th day following the later of its occurrence or Executive’s knowledge thereof, unless Executive has given the Company written notice thereof prior to such date; For the avoidance of doubt, (x) a change in Executive’s reporting relationships, including but not limited to a change in the number of direct or indirect reports to Executive, shall not constitute a material and adverse reduction in Executive’s responsibilities, and (y) commensurate with Executive performing his duties Executive will be expected to work at the Company’s headquarters in North Billerica, Massachusetts, as necessitated by business demands or as reasonably requested by the Company.

(g) Separation Agreement and General Release. The payments and benefits set forth in Sections 8(a), 8(b) and 8(c) above shall be expressly conditioned upon Executive’s (or his estate or legal representatives, in the case of Section 4(c)) execution and delivery to the

Company of a Separation Agreement and General Release in a form that is acceptable to the Company (the “Separation Agreement”) and such Separation Agreement becoming irrevocable within sixty (60) days following Executive’s termination of employment; provided, that any payments or benefits otherwise due prior to such sixtieth (60th) day shall be paid on such sixtieth (60th) day. For the avoidance of doubt, the payments and benefits set forth in Sections 8(a), 8(b) and 8(c) above shall be forfeited if such Separation Agreement has not been executed, delivered and become irrevocable within such sixty (60) day period. Such Separation Agreement shall contain release language substantially similar to the language set forth in Exhibit A attached hereto.

(h.) Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board (and any committees thereof) and the Board of Directors (and any committees thereof) of any of the Company’s subsidiaries or affiliates.

9.    Non-Competition.

a.    Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and accordingly agrees as follows:

(1)    During Executive’s employment with the Company and, for a period of one year following the date Executive ceases to be employed by the Company (the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in competition with the Company, the business of any client or prospective client:

(i)    with whom Executive had personal contact or dealings on behalf of the Company during the one-year period preceding Executive’s termination of employment;

(ii)    with whom employees reporting to Executive had personal contact or dealings on behalf of the Company during the one year immediately preceding the Executive’s termination of employment; or

(iii)    for whom Executive had direct or indirect responsibility during the one year immediately preceding Executive’s termination of employment.

(2)    During the Restricted Period, Executive will not directly or indirectly:

(i)    engage in any business that competes with the business or businesses of the Company or any of its affiliates, namely in the testing, development and manufacturing services for the development, manufacture, distribution, marketing or sale of radiopharmaceutical products, contrast imaging agents and/or radioactive generators for the global medical imaging and pharmaceutical industries, and including, without limitation, businesses which the Company or its affiliates have specific plans to conduct in the future and as to which Executive is aware of such planning (a “Competitive Business”);

(ii)    enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

(iii)    acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(iv)    interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Company or any of its affiliates and customers, clients, suppliers, partners, members or investors of the Company or its affiliates.

(3)    Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly, own, solely as an investment, securities of any Person engaged in the business of the Company or its affiliates which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (i) is not a controlling person of, or a member of a group which controls, such Person and (ii) does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(4)    During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

i. solicit or encourage any employee or consultant of the Company or its affiliates to leave the employment of, or cease providing services to, the Company or its affiliates; or

ii. hire any such employee or consultant who was employed by or providing services to the Company or its affiliates as of the date of Executive’s termination of employment with the Company or who left the employment of or ceased providing services to the Company or its affiliates coincident with, or within one year prior to or after, the termination of Executive’s employment with the Company.

iii. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against

Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

The provisions of this Section 9 shall survive the termination of this Agreement and Executive’s employment for any reason.

10.    Non-Disparagement. The Executive shall not at any time (whether during or after Executive’s employment with the Company) make, or cause to be made, any statement or communicate any information (whether oral or written) that disparages or reflects negatively on the Company or any of its affiliates, except for truthful statements that may be made pursuant to legal process, including without limitation in litigation, arbitration or similar dispute resolution proceedings. This Section 10 shall survive the termination of this Agreement and Executive’s employment for any reason.

11.    Confidentiality; Intellectual Property.

a.    Confidentiality.

(i)    Executive will not at any time (whether during or after Executive’s employment with the Company) (x) retain or use for the benefit, purposes or account of Executive or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information—including, without limitation, trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Company, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

(ii)    Confidential Information shall not include any information that is (A) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (B) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (C) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment.

(iii)    Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family and legal or financial advisors, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Sections 9, 10 and 11 of this Agreement provided they agree to maintain the confidentiality of such terms.

(iv)    Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company, its subsidiaries or affiliates; (y) immediately return to the Company all Company property and destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware and promptly return any other Company property in Executive’s possession.

b.    Intellectual Property.

(i)    If Executive has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to Executive’s employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), Executive hereby grants the Company a perpetual, nonexclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business. A list of all such material Works as of the date hereof is attached hereto as Exhibit B.

(ii)    If Executive creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during Executive’s employment by the Company and within the scope of such employment and/or with the use of any Company resources (“Company Works”), Executive shall promptly and fully disclose such works to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.

(iii)    Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.

(iv)    Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney-in-fact, to act for and on Executive’s behalf to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

(v)    Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Executive shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.

c.    The provisions of this Section 11 shall survive the termination of this Agreement and Executive’s employment for any reason.

12.    Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 9, Section 10 or Section 11 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

13.	Miscellaneous.

a.    Governing Law. This Agreement shall be governed by, construed and interpreted in all respects, in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

b.    Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral between the Executive and the Company or any of its affiliates with respect to the Executive’s employment. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

c.    No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

d.    Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

e.    Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

f.    Set Off. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates.

g.    Dispute Resolution. Except with respect to Sections 9, 10, 11 and 12 hereof, any controversy or claim arising out of or related to any provision of this Agreement that cannot be mutually resolved by the parties hereto shall be settled by final, binding and nonappealable arbitration in New York, NY by a single mutually-acceptable arbitrator. Subject to the following provisions, the arbitration shall be conducted in accordance with the applicable rules of American Arbitration Association then in effect. Any award entered by the arbitrator shall be final, binding and nonappealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable. The arbitrator shall have no authority to modify any provision of this Agreement or to award a remedy for a dispute involving this Agreement other than a benefit specifically provided under or by virtue of the Agreement. Each party shall be responsible for its own expenses relating to the conduct of the arbitration or litigation (including attorney’s fees and expenses) and shall share the fees of the American Arbitration Association and the arbitrator equally.

h.    Compliance with Section 409A of the Code. The parties acknowledge and agree that the interpretation of Section 409 A of the Code and its application to the terms of this Agreement is uncertain and may be subject to change as additional guidance and interpretations become available. Anything to the contrary herein notwithstanding, all benefits or payments provided by the Company to the Executive that would be deemed to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code are intended to comply with Section 409A of the Code. If, however, any such benefit or payment is deemed to not comply with Section 409A of the Code, the Company and the Executive agree to renegotiate in good faith any such benefit or payment (including, without limitation, as to the timing of any severance payments payable hereunder), if possible, so that either (i) Section 409A of the Code will not apply or (ii) compliance with Section 409A ofthe Code will be achieved. The Company shall consult with Executive in good faith regarding the implementation of the provisions of this Section 13(h); provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect to thereto.

i.    Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees of the parties hereto.

j.    Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:	Lantheus Medical Imaging, Inc.
331 Treble Cove Rd.
Bldg. 600-2
N. Billerica, MA 01862
Attention: Michael Duffy,
Vice President and General Counsel
Email: Michael.Duffy@lantheus.com

If to Executive:	To Executive’s address on file with the Company

k.    Executive Representation. Executive hereby represents to the Company that (i) Executive has been provided with sufficient opportunity to review this Agreement and has been advised by the Company to conduct such review with an attorney of his choice, and (ii) the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

1.    Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. This provision shall survive any termination of this Agreement or Executive’s employment.

m.    Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

n.    Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Lantheus Medical Imaging, Inc.

/s/ Jeffrey Bailey	/s/ John Bakewell
By: Jeffrey Bailey	John Bakewell
Title: President and Chief Executive Officer

EXHIBIT A

RELEASE

This RELEASE (“Release”) dated as of                 , 20         between Lantheus Medical Imaging, Inc., a Delaware corporation (the “Company”), and                              (the “Executive”).

WHEREAS, the Company and the Executive previously entered into an employment agreement dated March         , 2008 (the “Employment Agreement”); and

WHEREAS, the Executive’s employment with the Company has terminated effective                      , 20        ;

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein and in the Employment Agreement, the Company and the Executive agree as follows:

1.    Executive agrees to and does waive any claims he may have for employment by the Company and agrees not to seek such employment or reemployment by the Company in the future. The Executive, on his own behalf and on behalf of his heirs, estate and beneficiaries, further does hereby release the Company, and in such capacities, any of its subsidiaries or affiliates, and each of their respective past, present and future officers, directors, agents, employees, shareholders, investors, employee benefit plans and their administrators or fiduciaries, insurers of any such entities, and its and their successors and assigns and others related to such entities from any and all claims made, to be made, or which might have been made of whatever nature, whether known or unknown, from the beginning of time, including those that arose as a consequence of his employment with the Company, or arising out of the separation from the Company, the severance of such employment relationship, or any act committed or omitted during or after the existence of such employment relationship, all up through and including the date on which this Release is executed, including, but not limited to, those which were, could have been or could be the subject of an administrative or judicial proceeding filed by the Executive or on his behalf under federal, state or local law, whether by statute, regulation, in contract or tort, and including, but not limited to, every claim for front pay, back pay, wages, bonus, fringe benefit, any form of discrimination, wrongful termination, tort, emotional distress, pain and suffering, breach of contract, fraud, defamation, compensatory or punitive damages, interest, attorney’s fees, reinstatement or reemployment, and any rights or claims under the Civil Rights Act of 1866, the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. sec. 621, et seq., the Americans with Disabilities Act, the Family and Medical Leave Act, the Civil Rights Act of 1964, Title VII, as amended, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974, as amended, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act, the New York State Human Rights Law, the New York City Human Rights Law, the Massachusetts Civil Rights Act, the Massachusetts Equal Pay and Maternity Benefits Law, the Massachusetts Equal Rights for Elderly and Disabled Law, the Massachusetts Small Necessities Leave Act, the Massachusetts Age Discrimination Law, or any other federal, state or local law relating to employment, discrimination in employment, termination of employment, wages, benefits or otherwise. The Executive acknowledges and agrees that even though claims and facts in addition to those now known or believed by him to exist may subsequently be discovered, it is his intention to fully settle and release all claims he may have against the Company and the persons and entities described above, whether known, unknown or suspected. Employee does not waive his right to have a charge filed with the Equal Employment Opportunity Commission (“EEOC”) or any state civil rights agency or to participate in an investigation conducted by the EEOC or any state civil rights agency; however, Employee expressly waives his right to recover any monetary relief should any administrative agency, including but not limited to the EEOC, pursue any claim on Employee’s behalf.

2.    The Company and the Executive acknowledge and agree that the release contained in Paragraph 1 does not, and shall not be construed to, release or limit the scope of any existing obligation of the Company and/or any of its subsidiaries or affiliates (i) to indemnify the Executive for his acts as an officer or director of the Company and/or its subsidiaries or affiliates in accordance with their respective charters or bylaws or under an indemnification agreement to which the Executive and the Company or any of its subsidiaries are parties or under any applicable Directors and Officers insurance policies or under any applicable law or (ii) to the Executive and his eligible, participating dependents or beneficiaries under any existing group welfare (excluding severance), equity, or retirement plan of the Company in which the Executive and/or such dependents are participants.

3.    The Executive acknowledges that before entering into this Release, he has had the opportunity to consult with any attorney or other advisor of the Executive’s choice, and the Executive is hereby advised to consult with an attorney. The Executive further acknowledges that by signing this Release, he does so of his own free will and act, that it is his intention to be legally bound by its terms, and that no promises or representations have been made to the Executive by any person to induce the Executive to enter into this Release other than the express terms set forth herein. The Executive further acknowledges that he has carefully read this Release, knows and understands its contents and its binding legal effect, including the waiver and release of claims set forth in Paragraph 1 above.

4.    The Executive acknowledges that he has been provided at least 21 days to review the Release. In the event the Executive elects to sign this Release prior to this 21 day period, he agrees that it is a knowing and voluntary waiver of his right to wait the full 21 days. The Executive further understand that he has 7 days after the signing hereof to revoke this Release by so notifying the Company, Lantheus Medical Imaging, Inc., 331 Treble Cove Rd., Bldg. 600-2, N. Billerica, MA 01862, Attention: Michael Duffy in writing, such notice to be received by the Company within the 7 day period. This Release shall not become effective or enforceable, and no payments or benefits under Sections 8(c)(ii)(B),(C) and (D) of the Employment Agreement, as applicable, shall be made or provided, until this seven (7) day revocation period expires without the Executive having revoked this Release.

IN WITNESS WHEREOF, the parties have executed this Release on the date first above written.

Lantheus Medical Imaging, Inc.

By:
Name:
Title:

Employee Name

EXHIBIT B

PRIOR WORKS

[None]